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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Name of Issuer:  ON2.COM INC.

Title of Class of Securities:  Common Stock

CUSIP Number:  68338A107

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                           Gary Wolfe
                     c/o Seward & Kissel LLP
                     One Battery Park Plaza
                       New York, New York

     (Date of Event which Requires Filing of this Statement)

                             7/07/00

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.     68338A107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Stanley N. Marder


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         1,364,163


8.  Shared Voting Power




9.  Sole Dispositive Power

         1,364,163


10. Shared Dispositive Power






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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,364,163


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         5.06%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.































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The purpose of this Amendment No. 2 to the previously filed

Schedule 13D is to report that as of July 07, 2000, the deemed beneficial ownership of Stanley N. Marder (the "Reporting

Person") in the shares of common stock (the "Shares") of ON2.COM,

INC. (the "Company") decreased by more than 1% from the original filing on Schedule 13D, and that as of the filing date, the

Reporting Person beneficially owns 1,364,163 Shares, representing

5.06% of the Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2. Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         No change.

Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, the Reporting Person is deemed to

be the beneficial owner of 1,364,163 Shares.  Based on the

Company's Form 10-Q filed on August 14, 2000, as of August 8,

2000 there were 26,923,509 Shares outstanding.  Therefore, the

Reporting Person is deemed to be the beneficial owner of 5.06% of the outstanding Shares. The Reporting Person has the power to vote and direct the vote and to dispose of or direct the






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disposition of all of the Shares of which he is currently deemed to be the beneficial owner.

         All transactions in the Shares effected by the Reporting

Person in the 60 days prior to July 7, 2000 through the date of this filing are set forth in a table on Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares that

were effected by the Reporting Person during the 60 days prior to

July 7, 2000 through the date of this filing is filed herewith as

Exhibit A.

         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



November 1, 2000


                                  /s/ Stanley N. Marder
                             __________________________
                                 STANLEY N. MARDER











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                                                       Exhibit A



                    Schedule of Transactions



                   Number of Shares
Trade Date         Purchased or (Sold)   Price Per Share
__________         ___________________   _______________

6/15/00              (68,000)                  7.45066
6/16/00              (38,800)                  7.41495
6/19/00                 (300)                  6.94977
6/20/00              (41,700)                  6.97137
6/21/00              (60,000)                  7.16416
6/22/00               (3,800)                  6.94977
6/22/00              (10,000)                  6.97727
6/26/00              (10,000)                  6.94977
6/30/00              (30,000)                  5.43462
7/30/00                 (100)                  5.19980
7/05/00              (63,000)                  4.28066
7/06/00             (170,000)                  5.60861
7/07/00              (55,000)                  6.78897
7/10/00              (10,700)                  6.02919
7/11/00              (25,000)                  5.35722
7/12/00              (95,000)                  6.05549
7/13/00              (50,000)                  6.66088
7/14/00              (23,400)                  6.20939
7/17/00              (20,000)                  5.66791
7/18/00              (20,000)                  5.57111
7/19/00              (20,000)                  5.41012
7/20/00              (10,000)                  5.43612
7/21/00              (23,400)                  5.46052
7/24/00              (10,000)                  5.12863
7/25/00              (25,000)                  4.81814
7/26/00              (10,000)                  4.69984
7/27/00              (10,000)                  4.44985
7/28/00              (10,100)                  3.7643
7/31/00              (11,500)                  3.21619
8/01/00               (7,500)                  3.32475
8/02/00              (26,500)                  3.93337
8/03/00               (6,300)                  3.53957
8/04/00              (15,000)                  3.57658
8/07/00               (5,000)                  3.13719
8/08/00               (5,000)                  3.38758
8/08/00               (5,000)                  3.39938
8/09/00               (5,000)                  3.19989
8/11/00               (4,000)                  3.19989
8/11/00               (6,000)                  3.07490


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8/14/00               (2,000)                  3.01870
8/16/00              (10,000)                  3.26239
8/17/00              (21,000)                  3.59902
8/21/00                 (100)                  3.9498
8/21/00               (7,500)                  3.14987
8/22/00               (2,500)                  3.69987
8/22/00               (2,500)                  3.80487
8/24/00              (30,000)                  3.67068
8/25/00              (20,000)                  3.39799
8/28/00               (5,000)                  3.26789
8/29/00              (10,000)                  3.51230
8/30/00              (10,000)                  3.27979
8/31/00              (12,500)                  3.47588
10/10/00              (8,000)                  3.39289
10/11/00              (6,000)                  3.24159
10/12/00              (4,000)                  3.07489
10/13/00              (3,000)                  3.01659
10/17/00              (4,000)                  2.44991
10/18/00              (2,000)                  2.09983
10/19/00              (6,000)                  2.29992
10/20/00              (8,000)                  2.55351
10/23/00              (5,000)                  2.47991
10/24/00             (10,000)                  2.49571
10/25/00             (10,000)                  2.37802
10/26/00              (2,000)                  2.21992
10/27/00             (12,600)                  2.29202



























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